WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

October 10, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2012
Filed May 16, 2012
File No. 001-16139

Dear Mr. Gilmore:

We had previously indicated that we anticipated providing a response to the Staff’s comment letter dated September 11, 2012 with respect to the above-referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2012 by October 9, 2012. However, in order to provide a thorough response, we respectfully request additional time to review and respond to the comments in your letter. Accordingly, we anticipate providing our response to you on or before October 16, 2012.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

WIPRO LIMITED

/s/ Suresh C. Senapaty

Suresh C. Senapaty

Chief Financial Officer and Director

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